Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sovran Self Storage, Inc. and Sovran Acquisition Limited Partnership for the registration of common stock, preferred stock, warrants, units and guarantees of Sovran Self Storage, Inc. and debt securities of Sovran Acquisition Limited Partnership and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements and schedule of Sovran Self Storage, Inc., and the effectiveness of internal control over financial reporting of Sovran Self Storage, Inc., included in Sovran Self Storage, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York

June 13, 2016